BeAssured Co.

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
BeAssured Co.

We have reviewed the accompanying financial statements of BeAssured Co. (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of BeAssured Co. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has operated at a loss and relied on owner financing to fund operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
October 22, 2024

BeAssured Co.
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022 (since inception on June 21, 2022)

		2023		2022
Assets				
Current Assets				
Cash and cash equivalents	$	19,825	$	985
Total Current Assets		19,825		985
Total Assets		19,825		985
Liabilities & Stockholders' Equity				
Liabilities				
Current Liabilities				
Accounts payable and accrued expenses		10,560		-
Total Current Liabilities		10,560		-
Noncurrent Liabilities				
SAFE liability to related party		149,908		21,457
Total Noncurrent Liabilities		149,908		21,457
Total Liabilities		160,468		21,457
Stockholders' Equity				
Common stock, $0.0001 par value, 5,000,000 shares authorized;		322		300
3,216,666 and 3,000,000 shares issued and outstanding, respectively				
Additional paid-in capital		928		700
Accumulated Deficit		(141,893)		(21,472)
Total Stockholders' Equity		(140,643)		(20,472)
Total Liabilities & Stockholders' Equity	$	19,825	$	985

BeAssured Co.
Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022 (since inception on June 21, 2022)

	2023	2022
Revenues	$ 576	$ -
Gross Profit	576	-
Operating Expenses		
Contract labor	83,433	-
Software	15,441	617
Legal and other professional fees and services	8,278	7,450
General business expenses	13,845	13,405
Total Operating Expenses	120,997	21,472
Net Income (Loss)	$ (120,421)	$ (21,472)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

BeAssured Co.
Statement of Stockholders' Equity
For the years ended December 31, 2023 and 2022

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at June 21, 2022	-	$ -	-	-	$ -
Net income (loss)	-	$ -	-	$ (21,472)	$ (21,472)
Issuance of common stock	3,000,000	300	700	-	1,000
Balance at December 31, 2022	3,000,000	300	700	(21,472)	(20,472)
Net income (loss)	-	-	-	(120,421)	(120,421)
Issuance of common stock	216,666	22	-	-	22
Owner contributions	-	-	228	-	228
Balance at December 31, 2023	3,216,666	$ 322	$ 928	$ (141,893)	$ (140,643)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


BeAssured Co.

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2023 and 2022 (since inception on June 21, 2022)


	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (120,421)	$ (21,472)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	10,560	-
Net Cash Provided by (Used in) Operating Activities	(109,861)	(21,472)
Purchase of property, plant, and equipment	-	-
Net Cash Provided by (Used in) Investing Activities	-	-
Cash Flows from Financing Activities		
Issuance of common stock	22	1,000
Proceeds from issuance of SAFE	128,451	21,457
Owner contributions	228	-
Net Cash Provided by (Used in) Financing Activities	128,701	22,457
Net Increase (Decrease) in Cash and Cash Equivalents	18,840	985
Cash and cash equivalents at beginning of year	985	-
Cash and Cash Equivalents at End of Year	$ 19,825	$ 985

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

BeAssured Co.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

BeAssured Co. (the Company) is an AI-powered platform focused on improving visibility for local small businesses. Our main product is review capture software that uses AI to obtain detailed customer feedback and optimize reviews for search engines. We offer QR codes and NFC cards to collect feedback and reviews at the point of sale. Additionally, we provide a website SEO service that focuses on improving Google keyword rankings.

The Company was incorporated in the State of Delaware on June 21, 2022.

b. Basis of accounting

The Company's financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

BeAssured Co.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive for any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The Company's current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

e. Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes.* Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in a tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes.* This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2023, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2023. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

BeAssured Co.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 and 2022, cash and cash equivalents consists of deposits in business checking accounts.

g. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue comes from a monthly subscription fee paid by customers. The Company recognizes revenue as services under the subscription are delivered.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

TULA LLC invested $200,000 via a SAFE agreement, securing the right to receive equity in the Company at a future date, based on predefined terms. The transaction will be disclosed as a related party transaction due to the familial connection between the owner of TULA LLC and an existing equity holder, ensuring transparency and compliance with financial disclosure requirements.

3. Simple Agreements for Future Equity (SAFE's)

BeAssured Co.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The Company has entered into non-refundable Simple Agreements for Future Equity (SAFE) agreements with related party investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization.

If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

BeAssured Co.
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

The post-money valuation cap is $1,250,000. The maximum amount of SAFE's that can be issued is $200,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2023 and 2022 are both consistent with the proceeds received, and therefore there is no mark-to-market fair value adjustments.

As of December 31, 2023 and 2022, $149,908 and $21,457 of SAFE agreements were outstanding, respectively.

4. Stockholders' equity

The Company's certificate of incorporation authorizes the issuance of 5,000,000 shares of common stock. As of December 31, 2023, the total number of shares of common stock issued and outstanding was 3,216,666. As of December 31, 2022, 3,000,000 shares were issued and outstanding.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Going concern

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from operations since inception but does expect to do so in the foreseeable future. For the year ended December 31, 2023, the Company incurred a net loss in the amount of $120,421. The Company has financed its working capital requirements to date through the sale of common stock. The Company plans to raise additional funds through the sale of common stock through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful.

7. Subsequent events

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Management evaluated all activity of the Company through October 22, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.